UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 2002

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

54 Lombard Street
London EC3P 3AH
England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
BARCLAYS ANNOUNCES RESIGNATION OF DEPUTY CHAIRMAN
Notification of directors’ interests: Companies Act 1985 s.329 (9 September, 2002)
Notification of directors’ interests: Companies Act 1985 s.329 (10 September, 2002)
Cancellation of Notes
Notification of directors’ interests: Companies Act 1985 s.329 (16 September, 2002)
Notification of director’s interests: Companies Act 1985 s.329 (20 September, 2002)
Notification of directors’ interests: Companies Act 1985 s.329 (23 September, 2002)
Notification of directors’ interests: Companies Act 1985 s.329 (24 September, 2002)
Notification of directors’ interests: Companies Act 1985 s.329 (30 September, 2002)
Share buyback (3 September, 2002)
Share buyback (5 September, 2002)
Share buy back (9 September, 2002)
Share buy back (11 September, 2002)
Share buyback (13 September, 2002)
Share buyback (17 September, 2002)
Share buyback (18 September, 2002)
Share buyback (19 September, 2002)
Share buyback (20 September, 2002)
Share buyback (23 September, 2002)
Share buyback (24 September, 2002)
Share buyback (30 September, 2002)

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC (Registrant)

Date: October 18, 2002	By:	/s/ Patrick Gonsalves
Patrick Gonsalves Head of Group Corporate Secretariat

BARCLAYS BANK PLC (Registrant)

Date: October 18, 2002	By:	/s/ Patrick Gonsalves
Patrick Gonsalves Head of Group Corporate Secretariat

3 September 2002

BARCLAYS PLC

BARCLAYS ANNOUNCES RESIGNATION OF DEPUTY CHAIRMAN

     Barclays PLC today announces that Sir Andrew Large, Deputy Chairman of Barclays PLC and Barclays Bank PLC and Chairman of the Barclays Board Risk Committee, has resigned as a director with effect from Tuesday 3 September 2002. Sir Andrew has been appointed Deputy Governor (Financial Stability) of the Bank of England in succession to David Clementi and will take up his appointment immediately.

     Group Chairman, Sir Peter Middleton, said: “On behalf of the Board, I would like to extend our warmest thanks to Andrew for the significant contribution he has made over the last four years as a member of the Board and as Deputy Chairman. We wish him every success in the very important role he has accepted.”

9 September 2002

Notification of directors’ interests: Companies Act 1985 s.329

1.	The independent trustee of the Barclays Group (PSP & ESOS) Trust (the “PSP & ESOS trust”) notified the Company on 6 September 2002 that it had on 6 September 2002 exercised its discretion and released 118,034 ordinary shares in Barclays PLC to participants who exercised their awards under the Barclays Group Performance Share Plan (“PSP”).

Of those shares, 111,856 were released to directors of Barclays PLC. 55,928 ordinary shares in Barclays PLC were released to Mr J S Varley and 55,928 ordinary shares were released to Mr C J Lendrum, participants who exercised their awards under the PSP of which 22,372 were sold on behalf of Mr Varley and 22,372 on behalf of Mr Lendrum at a price of 438p per share to meet tax liabilities. Following this transaction, Mr Varley has a beneficial interest in 247,325 shares and Mr Lendrum has a beneficial interest in 202,741 shares.

The PSP & ESOS trust is a discretionary trust for the benefit of employees and former employees (and their families) of Barclays Bank PLC and its subsidiaries.

2.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust (the “ ESAS trust”) notified the Company on 6 September 2002 that it purchased 488,511 ordinary shares on 3 September 2002 at a price of 428p per share.

3.	The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the “ESAS Supplementary trust”) notified the Company on 6 September 2002 that it had on 3 September 2002 purchased a total of 30,218 ordinary shares in Barclays PLC at a price of 428p per share.

4.	The independent trustee of the Barclays Group (PSP & ESOS) Supplementary Trust (the “PSP & ESOS Supplementary trust”) notified the Company on 6 September 2002 that it had on 6 September 2002 exercised its discretion and released 13,930 ordinary shares in Barclays PLC at a price of 439p per share. The participants to whom shares were released are not directors of Barclays PLC.

5.	The trustee of the Barclays Qualifying Employee Share Ownership Trust (the “Quest”) notified the Company on 6 September 2002 that it subscribed for a total of 74,408 Barclays PLC ordinary shares on 6 September 2002 at a price of 433.5p per share. Following this transaction, the trustee of the Quest held a total of 74,408 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C

J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich plc Sharesave Scheme (the “Schemes”)).

The trustee of the Quest also notified the Company on 6 September 2002 that it had transferred 74,408 Barclays PLC ordinary shares on 6 September 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

     Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 64,666,633 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

10 September 2002

Notification of directors’ interests: Companies Act 1985 s.329

     The trustee of the Barclays Group Share Incentive Plan (“the SIP”) informed the Company on 9 September 2002 that on 9 September 2002 it had purchased, and now held as bare trustee under the SIP, the following ordinary shares in the capital of Barclays PLC for the following directors at a price of 429p per share:

Director	Number of Shares

Mr C J Lendrum	29
Mr J S Varley	29

     The revised total shareholding for each director following these transactions, is as follows:

Director	Beneficial Holding	Non Beneficial Holding

Mr C J Lendrum	202,770	—
Mr J S Varley	247,354	—

     In addition to the interests shown above, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 64,666,633 ordinary shares in Barclays PLC. Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, together with other directors and senior executives, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

12 September 2002

Cancellation of Notes

Barclays Bank PLC has cancelled all of its outstanding Yen 15,000,000,000 Reverse Dual Currency Capital Notes due August 2027 (ISIN XS0078096970), Yen 8,000,000,000 5.03% Reverse Dual Currency Undated Subordinated Notes (ISIN XS0083197235) and Yen 12,000,000,000 5% Reverse Dual Currency Undated Subordinated Notes (ISIN XS0087232905) following a restructuring of the debt evidenced by those notes.

16 September 2002

Notification of directors’ interests: Companies Act 1985 s. 329

1.	The independent trustee of the Barclays Group (PSP & ESOS) Trust (the “PSP & ESOS trust”) notified the Company on 13 September 2002 that it had between 9 September and 12 September 2002 exercised its discretion and released 148,072 ordinary shares in Barclays PLC to participants who exercised their awards under the Barclays Group Performance Share Plan (“PSP”).

The PSP & ESOS trust is a discretionary trust for the benefit of employees and former employees (and their families) of Barclays Bank PLC and its subsidiaries.

2.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust (the “ESAS trust”) notified the Company on 13 September 2002 that it purchased 14,250 ordinary shares on 12 September 2002 at a price of 442p per share.

3.	The independent trustee of the Barclays Group (PSP & ESOS) Supplementary Trust (the “PSP & ESOS Supplementary trust”) notified the Company on 13 September 2002 that it had between 9 September and 12 September 2002 exercised its discretion and released 14,604 ordinary shares in Barclays PLC at prices ranging from 427p to 446p per share. The participants to whom shares were released are not directors of Barclays PLC.

4.	The trustee of the Barclays Qualifying Employee Share Ownership Trust (the “Quest”) notified the Company on 13 September 2002 that it subscribed for a total of 117,318 Barclays PLC ordinary shares on 13 September 2002 at a price of 433p per share. Following this transaction, the trustee of the Quest held a total of 117,318 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich plc Sharesave Scheme (the “Schemes”)).

The trustee of the Quest also notified the Company on 13 September 2002 that it had transferred 117,318 Barclays PLC ordinary shares on 13 September 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

     Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 64,518,207 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

20 September 2002

Barclays PLC

Notification of director’s interests: Companies Act 1985 s.329

     Dr Jurgen Zech notified the Company on 20 September 2002 that on 18 September 2002 he had purchased 500 ordinary shares in the Company at a price of 417p per share.

     Following these transactions, Dr Zech has a total beneficial interest in 2,000 ordinary shares in Barclays PLC.

23 September 2002

Notification of directors’ interests: Companies Act 1985 s.329

1.	The independent trustee of the Barclays Group (PSP & ESOS) Trust (the “PSP & ESOS trust”) notified the Company on 23 September 2002 that it had on 17 September 2002 exercised its discretion and released 13,424 ordinary shares in Barclays PLC and on 18 September 2002 it had exercised its discretion and released 17,336 ordinary shares in Barclays PLC to participants who exercised their awards under the Barclays Group Performance Share Plan (“PSP”). The participants to whom shares were released are not directors of Barclays PLC.

2.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust (the “ ESAS trust”) notified the Company on 23 September 2002 that it purchased 3,000,000 ordinary shares on 18 September 2002 at a price of 419p per share.

3.	The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the “ESAS Supplementary trust”) notified the Company on 23 September 2002 that it had on 16 September 2002 purchased a total of 1,824 ordinary shares in Barclays PLC at a price of 434p per share.

4.	The independent trustee of the Barclays Group (PSP & ESOS) Supplementary Trust (the “PSP & ESOS Supplementary trust”) notified the Company on 23 September 2002 that it had on 17 September 2002 exercised its discretion and released 1,585 ordinary shares in Barclays PLC at a price of 447p per share and on 18 September 2002 had exercised its discretion and released 2,046 ordinary shares in Barclays PLC at a price of 408p per share. The participants to whom shares were released are not directors of Barclays PLC.

     Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 67,485,640 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

24 September 2002

Notification of directors’ interests : Companies Act 1985 s.329

     Dr Jurgen Zech notified the Company on 24 September 2002 that on 23 September 2002 he had purchased 500 ordinary shares in the Company at a price of 391p per share.

     Following these transactions, Dr Zech has a total beneficial interest in 2,500 ordinary shares in Barclays PLC.

30 September 2002

Notification of directors’ interests: Companies Act 1985 s. 329

1.	The independent trustee of the Barclays Group (PSP & ESOS) Trust (the “PSP & ESOS trust”) notified the Company on 30 September 2002 that it had between 23 and 25 September 2002 exercised its discretion and released 113,025 ordinary shares in Barclays PLC to participants who exercised their awards under the Barclays Group Performance Share Plan (“PSP”). The participants to whom shares were released are not directors of Barclays PLC.

2.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust (the “ESAS trust”) notified the Company on 30 September 2002 that it had on 23 September 2002 exercised its discretion and released 7,476 ordinary shares to a participant in the Executive Share Award Scheme (“ESAS”). The participant to whom shares were released is not a director of Barclays PLC.

3.	The independent trustee of the Barclays Group (PSP & ESOS) Supplementary Trust (the “PSP & ESOS Supplementary trust”) notified the Company on 30 September 2002 that it had between 23 and 25 September 2002 exercised its discretion and released 11,972 ordinary shares in Barclays PLC. None of these shares were released to directors of Barclays PLC.

4.	The trustee of the Barclays Qualifying Employee Share Ownership Trust (the “Quest”) notified the Company on 27 September 2002 that it subscribed for a total of 81,599 Barclays PLC ordinary shares on 27 September 2002 at a price of 393.75p per share. Following this transaction, the trustee of the Quest held a total of 81,599 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich plc Sharesave Scheme (the “Schemes”)).

The trustee of the Quest also notified the Company on 27 September 2002 that it had transferred 81,599 Barclays PLC ordinary shares on 27 September 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

     Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 67,353,167 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 3rd September 2002 it purchased for cancellation 2,325,000 of its Ordinary shares at a price of 436.38 pence per share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 5th September 2002 it purchased for cancellation 1,365,000 of its Ordinary shares at a price of 420.88 pence per share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 9th September 2002 it purchased for cancellation 250,000 of its Ordinary shares at a price of 426 pence per share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 11th September 2002 it purchased for cancellation 800,000 of its Ordinary shares at a price of 444.12 pence per share.

Barclays PLC

SHARE REPURCHASE

     Barclays PLC announces that on 13th September 2002 it purchased for cancellation 1,070,000 of its Ordinary shares at a price of 426.18 pence per share.

Barclays PLC

SHARE REPURCHASE

     Barclays PLC announces that on 17th September 2002 it purchased for cancellation 500,000 of its Ordinary shares at a price of 439.66 pence per share.

Barclays PLC

SHARE REPURCHASE

     Barclays PLC announces that on 18th September 2002 it purchased for cancellation 3,000,000 of its Ordinary shares at a price of 413.33 pence per share.

Barclays PLC

SHARE REPURCHASE

     Barclays PLC announces that on 19th September 2002 it purchased for cancellation 3,000,000 of its Ordinary shares at a price of 395.93 pence per share.

Barclays PLC

SHARE REPURCHASE

     Barclays PLC announces that on 20th September 2002 it purchased for cancellation 1,000,000 of its Ordinary shares at a price of 398.3 pence per share.

Barclays PLC

SHARE REPURCHASE

     Barclays PLC announces that on 23rd September 2002 it purchased for cancellation 3,000,000 of its Ordinary shares at a price of 372.33 pence per share.

Barclays PLC

SHARE REPURCHASE

     Barclays PLC announces that on 24th September 2002 it purchased for cancellation 3,000,000 of its Ordinary shares at a price of 345.55 pence per share.

Barclays PLC

SHARE REPURCHASE

     Barclays PLC announces that on 30th September 2002 it purchased for cancellation 1,100,000 of its Ordinary shares at a price of 370.6 pence per share.